

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 23, 2015

Via E-mail
Mr. Brian Wuebbels
Executive Vice President and Chief Financial Officer
SunEdison, Inc.
13736 Riverport Dive
Maryland Heights, Missouri 63043

   RE: **SunEdison, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2014
      Filed March 2, 2015
      File No. 001-13828

Dear Mr. Wuebbels:

   We have reviewed your August 7, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014, Exhibit 13

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 48

1. We have reviewed your response to our comment 1. We note your disclosure on page 48 of your Form 10-K that the sale or lease of underlying land may be considered implicit in

your transactions involving sales of solar energy systems. Please help us better understand the conditions which may cause the land to be considered implicit.

2.   Please clarify for us whether any warranties or performance guarantees are included in your solar energy systems related to residential sales. If appropriate, tell us how you have considered the related accounting for these warranties or guarantees under ASC 605.

You may contact Dennis Hult at (202) 551-3618, or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery